Ryan Murr 415.733.6000 rmurr@goodwinprocter.com	Goodwin Procter LLP Counselors at Law 3 Embarcadero, 24th Floor San Francisco, CA 94111
August 27, 2010
VIA EDGAR
Michael Rosenthall
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Avanir Pharmaceuticals, Inc. Form 10-K for the Fiscal Year Ended September 30, 2009 Definitive Proxy Statement on Schedule 14A Supplemental Response filed June 24, 2010 File No. 001-15803
Dear Mr. Rosenthall:
          We are writing on behalf of our client, Avanir Pharmaceuticals, Inc. (the “Company”) with regard to the Staff’s comment letter dated August 19, 2010. The Company notes that you have requested a response within 10 business days of August 19, 2010. Due to the need to coordinate schedules of representatives of the Company in preparing an appropriate response, we do not anticipate that will not be able to submit a response by the requested date of August 29, 2010. The Company will, however, submit its response no later than Monday, September 13, 2010.
          If you should have any questions concerning the foregoing, please contact me at (415) 733-6000. Thank you for your assistance with this matter.
Sincerely,
/s/ Ryan Murr
Ryan Murr